P&O

Established 1837

05012437

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

31 October 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

82-2083

SEC MAIL PROCESSING
RECEIVED
NOV 08 2005
WASH, D.C. 185 SECTION

Dear Sirs

P&O RESPONSE TO PRESS SPECULATION

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

PROCESSED
NOV 10 2005
THOMSON
FINANCIAL

enc

dlw 11/9

P&O

News Release

31 October 2005

The Peninsular and Oriental Steam Navigation Company
("P&O" or the "Company")

The following announcement was released by P&O yesterday:

"P&O Response to Press Speculation

The Board of P&O notes this morning's press speculation regarding a takeover approach for the Company. P&O confirms that it has received a very preliminary contact from a third party, which may or may not lead to an offer for the Company."

Enquiries

Brunswick
Sophie Fitton Tel: +44 (0) 20 7404 5959

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the 'City Code'), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of P&O, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of P&O is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of P&O, or by any by of their respective 'associates' (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com